Exhibit 4.6

Amendment to Employment Agreement

between

BrainsWay and

Hadar Levy

------------------------------------------------------

This Amendment (the “Amendment”) is made as of the date last set forth below by Brain Research and Development Services, Ltd. and/or its affiliates (collectively, “BrainsWay” or “Employer”) and Mr. Hadar Levy (“Executive”), with respect to the Employment Agreement previously entered into on April 13, 2022 (the “Original Agreement”).

Considering Mr. Levy’s appointment to the role of Chief Executive Officer effective February 13, 2023, and pursuant to the duly approved resolutions of the Board of Directors and shareholders of BrainsWay LTD., the parties agree as follows:

1.	The parties hereby agree that effective as of February 13, 2023, the terms and conditions reflected in “Annex A” hereto shall supersede and replace Exhibit A to the Original Agreement.

2.	Except as otherwise stated in this amendment and/or in Annex A hereto, the terms and conditions set forth in the Original Agreement, a copy of which is attached hereto as Annex B, shall continue to apply in full force and affect.

3.	Mr. Levy’s employment agreement, as modified herein, shall be subject to such additional policies, procedures, and all rules, regulations, and laws applicable to and/or governing his new role as contemplated herein.

AGREED TO AND ACCEPTED,

By BrainsWay
Signature:
Name/Title:	Ami Boehm, Chairman
Date:	22.03.23

By Executive
Signature:
Name:	Hadar Levy
Date:	22.03.23

ANNEX  A

(Replaces Exhibit A (page 6) to the previous Employment Agreement with Hadar Levy dated April 13, 2022)

EFFECTIVE AS OF FEBRUARY 13, 2023, THE TERMS SET FORTH IN THIS ANNEX A SHALL SUPERSEDE ALL OTHER TERMS IN THE EMPLOYMENT AGREEMENT

1. Name of Executive	Hadar Levy
2. ID No. of Executive
3. Role/Title	Chief Executive Officer
4. Effective Date:	February 13, 2023
5. Notice Period:

If terminated by Company (i.e. without Cause) within two years February 13, 2023, a 6 month Notice Period shall apply.

If terminated by Company (i.e. without Cause) thereafter, a 4 month Notice Period shall apply

6. Scope of Position	100%
7. Monthly Base Salary:	68,000 NIS
8. Global Overtime Pay (per month):	17,000 NIS
9. Number of Overtime hours per month	40
10. Amount of vacation Days per Year:	23
11. Sick Leave Days per Year:	Per Applicable Law.
12. Keren Hishtalmut (Educational Fund)	Entitled
13. Car Allowance	Senior Level Executive (in accordance with any company policies and procedures as may be amended from time to time)
14. Bonus	Target Annual Bonus not to exceed six (6) months of then current base salary based on achievement of the milestones, goals and targets to be set each year by the Board; Subject to compensation policy.
15. Equity

A new grant of 320,000 options to purchase Ordinary Sharers of the Company, at an exercise price equal to the closing price per share on the last trading day prior to the date of shareholder approval, subject to standard terms in the company's Amended and Restated 2019 Share Incentive Plan and compliance with all applicable laws. The options will vest over a period of four years beginning on February 13, 2023, with the first 25% vesting on the last date of the 12 month period following the vesting commencement date, and with the remaining 75% vesting in 12 equal portions – each upon the last day of every three month period thereafter until the options are fully vested, provided that, the options will only vest at the designated time if Mr. Levy continues to be employed with the Company at the time of each such scheduled vesting. In the event that a Change of Control (as defined herein) occurs, with respect to any options in this grant that have not yet vested as of the date of the Change of Control, the vesting date of such unvested options shall be accelerated to the day immediately prior to the Change of Control. For the avoidance of doubt, in the event of such Change of Control, the exercise price shall remain unchanged as set forth above. “Change of Control” means (i) the acquisition, directly or indirectly, by any person or entity, in one transaction or a series of related transactions, of securities of the Company representing in excess of fifty percent (50%) or more of the combined voting power on the Company’s board or of the Company’s then outstanding securities, if such person/entity or his or its affiliate(s) do not own in excess of 50% of such voting power on the date of this grant, or (ii) the future disposition by the Company (whether direct or indirect, by sale of assets or stock, merger, consolidation or otherwise) of all or substantially all of their business and/or assets in one transaction or series of related transactions (other than a merger effected exclusively for the purpose of changing the domicile of the Company).

To be memorialized in a in standard options agreement between the parties, subject to the terms and conditions therein.

 ANNEX B

[Original Agreement]

EMPLOYMENT AGREEMENT

THIS PERSONAL EMPLOYMENT AGREEMENT (the “Agreement”) is made this 13th day of April 2022 by and between Brain R&D Services, Ltd., corporate number 513443788, whose registered address is 19 Hartum Street, HarHotzvim, Jerusalem, Israel (the “Company”) and Hadar Levy (I.D. ) (the “Executive”).

WHEREAS      the Company wishes to employ an employee in the position set forth hereunder; and

WHEREAS      the parties agree to enter into this Agreement which will replace any prior agreements and understandings, written, oral or otherwise between the parties effective as of   1   day of August 2022 (the “Commencement Date”); and

WHEREAS      the Executive has declared that he has the required knowledge, experience and expertise to fulfill the said position under the terms set forth herein; and

WHEREAS      the Company wishes, based on the Executive’s aforementioned declaration, to employ the Executive, and the Executive wishes to be employed by the Company, as of the Commencement Date (as such term is defined hereunder); and

WHEREAS      the parties desire to state the entire terms and conditions of the Executive’s employment by the Company, as set forth below.

NOW, THEREFORE, in consideration of the mutual premises, covenants and other agreements contained herein, the parties hereby agree as follows:

1.           Contents of Agreement/Definitions

1.1.	The preamble and the exhibits to this Agreement constitute an integral part hereof and are hereby incorporated by reference.

1.2.	The headings in this Agreement are for the purpose of convenience only and shall not be used for the purposes of interpretation.

1.3.	This Agreement is in lieu of the notification of the terms of employment that is required under the applicable law.

1.4.	The Executive represents that no provision of any law, regulation, agreement or other document prohibits him from entering into this Agreement.

2.           Employment and Position

2.1.	The Executive’s employment with the Company shall continue for an unlimited period, in accordance with the provisions of this Agreement.

2.2.	Company hereby agrees to employ Executive; and Executive hereby agrees to be employed by Company in the position as described in Exhibit A hereto (the “Position”).

3.           Executive’s Duties

           Executive affirms and undertakes throughout the term of this Agreement:

3.1.	To devote his entire working time, know-how, expertise, talent, experience and best efforts to the business and affairs of the Company and to the performance of his duties to the Company.

3.2.	To perform and discharge well and faithfully, with devotion, honesty and fidelity, his obligations pursuant to his Position.

3.3.	Not to receive, at any time, whether during the term of this Agreement and/or at any time thereafter, directly or indirectly, any payment, benefit and/or other consideration, from any third party in connection with his employment with the Company, without the Company’s prior written authorization.

3.4.	To immediately and without delay inform the Company of any affairs and/or matters that might constitute a conflict of interest with Executive’s Position and/or employment with Company (including its affiliates) and/or the interests of the Company (including its affiliates).

3.5.	Not, without the prior written authorization of the Company, to publish or distribute to anyone outside the Company any information or material attributed to the Company (including its affiliates) or in which the Executive is identified as the employee of the Company (including its affiliates).

3.6.	Not to submit any proposal to any present or prospective client of the Company (including its affiliates), either orally or in writing, without the prior written approval by the Company.

3.7.	Not to identify any client of the Company (or of the Company’s affiliates) to anyone outside the Company (including its affiliates) without the prior written permission of the relevant client or the Company.

3.8.	Upon the request of the Company, to execute any document with any of the Company’s affiliates, as may be required by the Company from time to time, as is reasonable for business purposes or in pursuit of the Company’s business interests.

3.9.	Not, without the prior written consent of the Company, to undertake or accept any other paid or unpaid employment or occupation or engage in or be associated with, directly or indirectly, any other businesses, duties or pursuits except for de minimis non-commercial or non-business activities.

3.10.	To comply with all the Company’s disciplinary regulations, work-rules, policies, procedures and objectives, as in effect from time to time.

3.11.	To adhere to any applicable law or provision, pertaining to his employment.

3.12.	To protect the good name of the Company and not to perform any act that may bring the Company into disrepute.

3.13.	Agrees to the transfer of any information concerning the Executive and held by the Company to a database (including a database located abroad) and to third parties in general, as is reasonable for business purposes or in pursuit of the Company’s business interests (which include, without limitation, human resources management and assessment of potential transactions).

3.14.	To comply with the Company’s Policy for Prevention of Sexual Harassment at the Workplace, as appears on the Company’s Notice Board, and undertakes to act in accordance with said policy.

3.15.	To keep the contents of this Agreement confidential and not to disclose the existence or contents of this Agreement to any third party without the prior written consent of the Company.

4.           Time and Attention

4.1.	Location. The Executive will work at the premises of the Company, wherever they shall be located from time to time, or any other reasonable location, as decided by the Company in its sole discretion.

4.2.	Hours and Days of Work. In general, work for the Company shall be performed on Sunday through Thursday, unless determined and instructed otherwise by the Company, as set forth hereunder. A regular workday with the Company shall consist of 8.6 hours, not including a daily break which shall be taken by the Executive, and which shall be the Executive’s responsibility to take. Saturday (Shabbat) shall be the Executive’s recognized and official rest day.

4.3.	Hours of Work and Rest Law. Executive agrees and acknowledges that due to the Executive's senior managerial position in the Company and the special amount of trust involved in the Position in which the Executive shall be employed the Hours of Work and Rest Law, 1951 (the “Hours of Work and Rest Law”) does not apply to the Executive's employment. The Executive acknowledges that the set amount of the Monthly Salary (as defined hereunder) agreed upon reflects the requirements of the position to work additional and irregular hours. Therefore, the Executive shall not be entitled to claim or receive payments or any additional pay for overtime working hours, or work performed on Fridays, Saturdays or Jewish festival holidays. Notwithstanding the foregoing, the Executive shall not generally be required to work on Fridays, Saturdays or Jewish holidays.

4.4.	Recording of Hours. Per the requirements under applicable law, the Executive shall cooperate with the Company in maintaining a record of the number of hours of work performed, in accordance with the Company’s policy and instructions.

5.           Consideration, Benefits and Payments

5.1.      Salary.

5.1.1.	As payment for the fulfillment of the obligations set forth herein, the Company shall pay the Executive a monthly salary in the amount specified in Exhibit A (“Monthly Salary”).

5.1.2.	An amount equal to 10% of the Monthly Salary of the Executive shall be considered as a special compensation for the Executive’s obligation for confidentiality, return of confidential information, non-competition, non-solicitation, and no conflicting obligations set forth in Exhibit B herein (the “Special Compensation”). The Executive shall be obligated to return all Special Compensation amounts received from the Company upon violation of any of the said obligations set forth in Exhibit B hereto. Company maintains the right to withhold and set off any amounts due to the Executive following such violation, and all such amounts owed to the Company shall bear interest and shall be linked to the Cost-of-Living Index in accordance with the law. All the above shall not derogate from any of the Company’s rights pertaining to said violation by the Executive.

5.1.3.	The Company will pay the Executive the Monthly Salary until the 9th of each month, for the previous month.

5.2.      Pension Insurance

5.2.1.	The Company and the Executive will obtain and maintain Managers’ Insurance or a pension fund according to the Executive’s choice (“Pension Insurance”). The contributions to the Pension Insurance shall be as follows:

5.2.1.1.	Company shall contribute to the Pension Insurance an amount equal to 14.83% of the Monthly Salary out of which 6.5% are designated for premium payments (the “Company Contribution”) and 8.33% are designated for severance payments and the Executive shall contribute 6% of the Monthly Salary (“Executive’s Contribution”) toward the premiums payable in respect of such Pension Insurance.

5.2.1.2.	In the event the Executive elects to obtain Managers Insurance, the Company Contribution shall include payments toward a Disability Insurance (“Ovdan Kosher Avoda”), which may be included within the Managers Insurance Policy, for the exclusive benefit of the Executive, provided that the Company’s contribution towards premium payments shall not be less than 5%. For the removal of any doubt, it is hereby clarified that the Company Contribution together with any payments towards Disability Insurance shall not exceed 7.5% of the Executive's Monthly Salary.

5.2.1.3.	The Executive hereby instructs the Company to transfer to the Pension Insurance the amounts of the Executive’s and the Company’s contributions from each Monthly Salary payment, on account of the Pension Insurance.

5.2.2.	It is hereby agreed that upon termination of employment under this Agreement, the Company shall release to the Executive all amounts accrued in the Insurance Policy on account of both the Company’s and Executive’s Contributions. However, it is hereby agreed that if the Executive is dismissed under the circumstances defined in Section 16 and/or Section 17 of the Severance Pay Law - the Executive shall not be entitled to any Severance Pay.

5.2.3.	It is hereby clearly agreed and understood that the amounts accrued in the Pension Insurance Policy on account of the Company’s Contribution shall be in lieu and in full and final substitution of any severance pay the Executive shall be or become entitled to under any applicable Israeli law. This section is in accordance with Section 14 of the Severance Pay Law, and the General Approval of the Labor Minister, dated June 30, 1998, issued in accordance to the said Section 14, a copy of which is attached hereby as Exhibit C.

5.3.       Advanced Study Fund.

5.3.1.	The Company and the Executive shall open and maintain an advanced study fund (the “Fund”). Use of the funds accumulated in the Fund shall be in accordance with the by-laws of the Fund.

5.3.2.	The Company shall contribute to the Fund an amount equal to seven and a half percent (7.5%) and the Executive shall contribute to such Fund an amount equal to two and a half percent (2.5%) of each Monthly Salary payment.

5.3.3.	Any tax liability shall be borne exclusively by the Employee.

5.4.       Car Allowance. Executive shall be entitled to payment of car allowance as set forth in Exhibit A hereto.

5.5.       Annual vacation, Sick Leave and Convalescence Pay (Dmey Havra’ah).

5.5.1.	Subject to the provisions of the Annual Vacation Law, 1951 (the “Vacation Law”) Executive shall be entitled to paid vacation days during each year of Executive’s employment in the amount set forth in Exhibit A hereto (the “Annual Vacation Allowance”). At the end of each calendar year, Executive can accumulate the unused balance of the vacation days standing to his credit for the following two years. In any case, the Executive shall not be entitled to accumulate more than the Maximum Vacation Allowance set forth in Exhibit A. Any unused vacation days exceeding the said maximum amount will be redeemed for cash at the Executive’s request.

5.5.2.	The Executive shall be entitled to pay Sick Leave during each year of employment in accordance with any applicable law.

5.5.3.	The Executive shall be entitled to Convalescence Pay in accordance with any applicable law.

5.6.	Bonus. Subject to the terms and conditions of the compensation policy and decisions by the Board of BrainsWay LTD. (the “Parent”), Executive will be eligible to receive an annual performance bonus. The actual bonus percentage and payment in any given year is discretionary and will be subject to assessment of Executive’s performance, the Company’s performance (including but not limited to satisfaction of any applicable annual threshold conditions and bonus goals), adherence to the terms and conditions of any applicable compensation policies, as well as business conditions at the Company as determined by the Company’s and/or the Parent’s board of directors (the “Board”) or the Company’s and/or the Parent’s compensation committee . Executive must be employed on the date designated for payment of annual bonuses to earn any part of that bonus. The Bonus for 2022 shall be in accordance with the terms set forth in Exhibit A hereto.

 6.           Confidentiality, Non-Compete and Proprietary Rights

The Executive shall, simultaneously herewith, execute the Confidential, Non-Compete and Proprietary Rights Agreement, attached hereto as Exhibit B. For the removal of any doubt, execution of such Confidential, Non- Compete and Proprietary Rights Agreement by the Executive - is a condition precedent to this Agreement becoming effective.

7.           Term and Termination of Employment

7.1.	Executive’s employment under this Agreement shall commence on the Commencement Date and continue for an unfixed period of time. Either party may terminate the Executive’s employment by providing prior written notice in the number of days set forth in Exhibit A hereto (the “Notice Period”). Without derogating from the rights of the Company under this Agreement and/or any applicable law, the Company may terminate this Agreement forthwith with immediate effect, at any time, by paying to the Executive compensation in lieu of the Notice Period.

7.2.	Notwithstanding the aforementioned, the Company shall be entitled to terminate this Agreement forthwith with immediate effect, at any time, by providing notice thereof to Executive, where said termination is a termination for Cause (as defined below). In such event, without derogating from the rights of the Company under this Agreement and/or any applicable law, Executive shall not be entitled to any Notice Period or any payment in lieu of any Notice Period.

The following reasons shall be deemed Cause:

(i)	the Executive commits a fundamental breach of this Agreement, including a breach of his covenants in Exhibit B hereto;

(ii)	the Executive performs any act that entitles the Company legally to dismiss him without paying him any severance pay in connection with such dismissal;

(iii)	the Executive breaches his duty of good faith to the Company; or

(iv)	the Executive’s intentional gross misconduct in the performance of his obligations under this Agreement in a manner that causes (or is likely to cause) material harm to the Company.

7.3.	During the Notice Period, whether notice has been given by the Executive or by the Company, the Executive shall continue to render his services to the Company unless instructed otherwise by the Company, and shall cooperate with the Company and use his best efforts to assist the integration into the Company organization of the person or persons who will assume the Executive’s responsibilities.

 8.           General Provisions

8.1.	Subject to Company’s policies, the Company will reimburse the Executive or pay for all preapproved expenses incurred by the Executive in performing his duties under this Agreement.

8.2.	The Executive represents and warrants to the Company that the execution and delivery of this Agreement and the fulfillment of the terms hereof (i) will not constitute a default under or breach of any agreement or other instrument to which he is a party or by which he is bound, including without limitation, any confidentiality or non-competition agreement, (ii) do not require the consent of any person or entity, and (iii) shall not utilize during the term of Executive’s employment any proprietary information of any third party, including prior employers of the Executive.

8.3.	Executive shall not be entitled to any additional bonus, payment or other compensation in connection with Executive’s employment with Company, other than as provided in this Agreement.

8.4.	Company shall withhold, or charge Executive with, all taxes and other compulsory payments as required under applicable law with respect to all payments, benefits and/or other compensation paid to Executive in connection with Executive’s employment with Company.

8.5.	Company shall be entitled to offset from any and/or all payments to which Executive shall be entitled thereof, any and/or all amounts to which Company shall be entitled from Executive at such time.

8.6.	Company’s failure or delay in enforcing any of the provisions of this Agreement shall not, in any way, be construed as a waiver of any such provisions, or prevent Company thereafter from enforcing each and every other provision of this Agreement which were previously not enforced.

8.7.	Except as otherwise herein expressly provided, this Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, including, without limitation, any subsidiary or affiliated entity and shall inure to the benefit of, and be binding upon, Executive, Executive’s heirs, executors, administrators and legal representatives. Notwithstanding the foregoing, the obligations of Executive hereunder shall not be assignable or delegable.

8.8.	This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both parties hereto.

8.9.	All notices, requests and other communications to any party hereunder shall be given or made in writing and telecopied, mailed (by registered or certified mail) or delivered by hand to the respective party at the address set forth in the caption of this Agreement or to such other address (or telecopier number) as such party may hereafter specify for the purpose of notice to the other party hereto. Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified herein and the appropriate answerback is received or (ii) if given by any other means, when delivered at the address specified herein.

8.10.	This Agreement shall be governed by, and construed and enforced in accordance with, the laws of Israel without giving effect to principles of conflicts of law and the courts of Israel, District of Tel Aviv, shall have exclusive jurisdiction over the parties hereto and subject matter hereof.

8.11.	Reference is hereby made to the “Confirmation re Absence of Employer-Employee Relationship and Claims from Prior Employment” stemming from his prior employment, which is attached as Exhibit D hereto, and which shall serve as an integral part of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first appearing above.

Brain R&D Services, Ltd.	Executive

By: Christopher R. von Jako, PhD	Hadar Levy

Exhibit A

to the Personal Employment Agreement by and between

Brain R&D Services, Ltd. and the Executive whose name is set forth herein

IN THE EVENT THAT ANY DETAILS SET FORTH IN THIS EXHIBIT ARE NOT IN ACCORDANCE WITH THE EMPLOYMENT AGREEMENT, THE TERMS SET FORTH IN THE EXHIBIT HEREUNDER SHALL SUPERSEDE THE TERMS SET FORTH IN THE AGREEMENT AND APPLY TO THE TERMS OF EMPLOYMENT OF THE EXECUTIVE.

Name of Executive:	Hadar Levy
ID No. of Executive:
Position in the Company:	Senior Vice President, COO/GM
Supervisor:	CEO
Commencement Date:	August 1, 2022
Notice Period:	60 days.
Monthly Salary:	67,500 NIS
Amount of vacation Days per Year:	23
Maximum Amount of Accrued Vacation:	23
Sick Leave Days per Year:	Per Applicable Law.
Keren Hishtalmut (Educational Fund):	Entitled
Car Allowance:	Up to 5,000 NIS per month
Bonus:

For calendar year 2022, provided satisfaction of any threshold conditions (סף תנאי) set by the Board, Executive will be eligible to receive an annual bonus as follows:

1.     A target amount of up to 202,500 NIS [25% of annual salary], depending on satisfaction of the board-approved MBOs (including company and personal goals) in place for FY 2022); plus

2.     A target amount of up to 81,000 NIS [10% of annual salary], determined on a sliding scale based on achieving revenues outside the United States of at least $6.0 million and up to $7.5 million (e.g. thus, assuming OUS revenues of $6.75 million, an amount of 40,500 NIS would potentially apply); plus

3.     An amount equal to 121,000 NIS [15% of annual salary], based on achieving revenues outside the United States of at least $7.5 million (i.e. with no part of this amount applicable in the event of achievement of OUS revenues below $7.5 million, and no additional amounts applicable for OUS revenues above $7.5 million).

One time Relocation Expenses:	Up to US$30,000 paid directly (i.e. not reimbursed) for direct shipping costs and family travel expenses at coach class, upon receipt of appropriate invoices and documentation. In the event Executive resigns earlier than three months from the Commencement Date, any amount paid under this section shall be refunded by Executive and/or may be offset by Company from any amounts payable upon conclusion of employment.

Brain R&D Services, Ltd.	Executive

By: Christopher R. von Jako, PhD	Hadar Levy

EXHIBIT B

NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

THIS NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT (“Agreement”) is effective as of the first day of your employment with the Company (“Effective Date”) and made by and between Brain R&D Services, Ltd, a corporation incorporated under the laws of the State of Israel, with business address at 19 Hartum St. Jerusalem, Israel (the “Company”) and Hadar Levy, I.D. No. 025176884 (the “Executive”). Unless the context otherwise requires, the term “Company” shall also include all direct and indirect existing and future subsidiary, parent or related entity of the Company.

In consideration and as a condition of Executive’s engagement with the Company, the compensation paid therefore and the benefits received therefore, the sufficiency of which is hereby acknowledged, it is hereby agreed as follows:

1.	Confidential Information

1.1.      Definition. “Confidential Information” means any proprietary or confidential data and information that Executive may author, create, make, produce, obtain or otherwise acquire or have access to during the course of Executive’s engagement with the Company (whether before or after the date of this Agreement), which pertain to the Company, or any of its clients, customers, employees, shareholders, licensees, licensors, vendors or affiliates. Confidential Information includes without limitation Intellectual Property (as defined in Section 2(b) below), trade secrets, data and databases; business plans, records, and affairs; customer files and lists; special customer matters; sales practices; methods and techniques; commercial and technical concepts, strategies and plans; sources of supply and vendors; special business relationships with vendors, agents, and brokers; promotional materials and information; financial matters; technologies and processes; product specifications; procedures; pricing information; technical data; operations and production costs; processes; designs; formulae; algorithms; software; applications and other similar matters which are confidential.

Confidential Information shall not include any information that (i) is in the public domain at the time of disclosure, (ii) subsequently enters the public domain other than by breach of Executive’s obligations hereunder or by breach of another person’s or entity’s confidentiality obligations, or (iii) is shown by documentary evidence to have been known by Executive prior to disclosure to Executive by the Company.

1.2.      Confidentiality. Except as herein provided, Executive agrees that during and after termination of Executive’s engagement with the Company, Executive (i) shall keep Confidential Information (as defined below) confidential and shall not directly or indirectly, use, divulge, publish or otherwise disclose or allow to be disclosed any aspect of Confidential Information without the Company’s prior written consent; (ii) shall refrain from any action or conduct which might reasonably or foreseeable be expected to compromise the confidentiality or proprietary nature of the Confidential Information; and (iii) shall follow recommendations made by the Board of Directors, officers or supervisors of the Company from time to time regarding Confidential Information.

1.3.      Ownership. Executive acknowledges and agrees that all Confidential Information and all tangible materials containing Confidential Information are and shall remain at all times the sole and exclusive property of the Company.

1.4.      Proprietary Information of Third Parties. Executive agrees that he/she has not and will not, during the term of the engagement, (i) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which Executive has an agreement or duty to keep in confidence information acquired by Executive, if any, or (ii) bring onto the premises of the Company any document or confidential or proprietary information belonging to such employer, person or entity unless consented to in writing by such employer, person or entity. Executive will indemnify the Company and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of suit, arising out of or in connection with any violation of the foregoing. Executive recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to Company’s undertaking to maintain the confidentiality of such information and to use it only for certain limited purposes. Executive agrees that he/she owes the Company and such third parties, during Executive’s engagement with the Company and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or firm and to use it in a manner consistent with, and for the limited purposes permitted by, the Company’s agreement with such third party.

1.5.      Open Source Software. To the extent the services, deliverables, Intellectual Property (as defined in this Agreement) or any other work product provided by Executive include any software, computer code and/or firmware, any such services, deliverables, Inventions or work product shall not incorporate or include any Open Source (as defined below), unless explicitly approved in writing by Company in each instance. In addition, all services, deliverables, Inventions and any other work product provided by Executive shall on delivery be free of viruses, malicious code, time bombs, Trojan horses, back doors, drop dead devices, worms, or other code of any kind that may disable, erase, display any unauthorized message, permit unauthorized access, automatically or remotely stop software, code and/or firmware from operating, or otherwise impair the services, deliverables, Inventions or work product or the Company network or any part thereof . “Open Source” means any software that requires as a condition of its use, the modification and/or distribution of such software or other software incorporated into, derived from or distributed with such software be: (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; or (ii) redistributable at no charge.

1.6.      Conflicting Activities. While engaged with the Company, Executive will not work as an employee, consultant or contractor of any competing organization to the Company, or engage in any other activities which conflict with the obligations to the Company, without the express prior written approval of the Company.

1.7.      Return of Confidential Material. Upon Company’s request or in the event of Executive’s termination of engagement with Company for any reason whatsoever, Executive agrees promptly to surrender and deliver to Company all records, materials, equipment, drawings, documents and data of any nature pertaining to any Confidential Information or to Executive’s engagement, and Executive will not retain or take any tangible materials or electronically stored data, containing or pertaining to any Confidential Information that Executive may produce, acquire or obtain access to during the course of Executive’s engagement.

2.	Ownership of Intellectual Property

2.1.	Definition. “Intellectual Property” means proprietary and intellectual property rights, including without limitation copyrights, inventions, discoveries, patents, designs, trademarks, whether or not registered or capable of being registered, original ideas, trade secrets, source and object code, algorithms, formulae, materials, methods, processes, procedures, improvements and enhancements of the foregoing, and all rights corresponding to the foregoing throughout the world.

2.2.      Assignment of Intellectual Property. Except as provided in Section 2(f) below, Executive hereby assigns and transfers to Company, to the fullest extent under applicable law, and without additional compensation and consideration, Executive’s entire right, title and interest in and to all the Intellectual Property authored, developed, created, made, conceived or reduced to practice by Executive, whether solely or jointly with others, prior to or during the period of Executive’s engagement with Company that (i) relate in any manner to the actual or demonstrably anticipated business, work, or research and development of Company, its affiliates or subsidiaries, (ii) is developed in whole or in part on Company’s time or using Company’s equipment, supplies, facilities or Confidential Information, or (iii) result from or are suggested by any task assigned to Executive or any work performed by Executive for or on behalf of Company, its affiliates or subsidiaries, or by the scope of Executive’s duties and responsibilities with Company, its affiliates or subsidiaries (“Company Intellectual Property”). In the event that Executive believes that Executive is entitled to ownership, either in whole or in part, of Intellectual Property pursuant to Section 2(f) below, Executive shall notify Company of such in writing, and by following other procedures required by the Company. Except in such cases as the Board of Directors of Company confirms in writing that Executive is entitled to ownership, Executive agrees that all Intellectual Property is the sole property of Company.

2.3.      Without derogating from the aforementioned, the Executive herby explicitly waives:

(i) any interest, claim or demand that he had, have, or may have in the future for, or may be entitled to, with respect to consideration, compensation or royalty payment in connection with Company Intellectual Property, including, but not limited to, any claims for consideration, compensation or royalty payments pursuant to Section 134 to the Israeli Patent Law – 1967 (the “Patent Law”); (ii) any moral rights, artists’ rights, or any other similar rights worldwide (“Moral Rights”) that he had, have or may have in the future in or with respect to the Company Intellectual Property.

2.4.      Disclosure of Intellectual Property. Executive agrees that in connection with Company Intellectual Property: (i) Executive shall promptly disclose it in writing, and by following other procedures required by the Company, to Executive’s immediate supervisor at Company with a copy to the Board of Directors of the Company, regardless of whether Executive believes such Intellectual Property is covered by Section 2(f) or not, in order to permit Company to claim rights to which it may be entitled under this Agreement; and (ii) Executive shall, at Company request, promptly execute a written assignment of title to Company for any Company Intellectual Property, and will preserve any such Company Intellectual Property as Confidential Information of Company.

2.5.      Executive’s Assistance. Executive agrees to assist Company, or its designee, at Company expense, in every proper way to secure Company rights in the Company Intellectual Property in any and all countries, including the disclosure to Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and other instruments that Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to Company, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Company Intellectual Property. Executive further agrees that Executive’s obligation to execute or cause to be executed, when it is in Executive’s power to do so, any such instrument or papers shall continue after the termination of Executive’s engagement with Company. If Company is unable because of Executive’s mental or physical incapacity or for any other reason to secure Executive’s signature to apply for or to pursue any application for any patents or copyright registrations covering Company Intellectual Property, then Executive hereby irrevocably designates and appoints Company and its duly authorized officers and agents as Executive’s agent and attorney-in-fact, to act for and in Executive’s behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution.

2.6.      Exception to Assignments. Company Intellectual Property shall not include any Intellectual Property that Executive develops entirely on Executive’s own time, without use of any Company assets and which is not useful with and does not relate to Company actual or proposed business, products or research and development.

2.7.      Other Obligations. Executive acknowledges that Company from time to time may have agreements with other persons or with the government authorities, or agencies thereof, that impose obligations or restrictions on Company regarding Intellectual Property made during the course of work thereunder or regarding the confidential nature of such work. Executive agrees to be bound by all such obligations and restrictions and to take all action necessary to discharge the obligations of Company thereunder.

3.	Non-Competition

Executive agrees that as long as he/she is in the employ of the Company and for a period of twelve (12) months after termination of employment, for any reason, Executive will not, directly or indirectly, either alone or jointly with others or as an employee, agent, consultant owner, partner, joint venturer, stockholder, broker, principal, corporate officer, director, licensor or in any other capacity or as an employee of any person, firm or company, anywhere in the world, engage in, become financially interested in, be employed by or have any connection with any business or venture that is engaged in any activities involving (i) products or services competing with the Company’s products or services, or with such of the Company’s Affiliates products and services which relate to the Company actual or proposed business, products or research and development, as they shall be at the time of termination of my employment, or (ii) information, processes, technology or equipment which competes with information, processes, technology or equipment in which the Company has a proprietary interest, or in which any of the Company’s Affiliates then has a proprietary interest and which are related to the Company actual or proposed business, products or research and development. The foregoing shall not apply to (i) holdings of securities of any company the shares of which are publicly traded on an internationally recognized stock exchange, which do not exceed 1% of the issued share capital of such public company, so long as Executive has no active role in such public company as a director, officer, employee, consultant (including as an independent consultant) or otherwise, or (ii) de minimis non- commercial activities.

Executive further agrees that as long as he/she is in the employ of the Company and for a period of twelve (12) months after termination of employment, for any reason, Executive shall not- either directly or indirectly, either alone or jointly with others or as an employee, agent, consultant owner, partner, joint venturer, stockholder, broker, principal, corporate officer, director, licensor or in any other capacity or as an employee of any person, firm or company, anywhere in the world- solicit, canvas or approach in competition with the Company, any person or entity which, to Executive’s knowledge, was provided with goods or services by the Company (“Customer”), provided goods or services to the Company (“Provider”) or who invested or contemplated investment in the Company (“Investor”) at any time during the 24 months immediately prior to the Termination Date, for the purpose of offering or receiving goods or services of the same type as or similar to the goods or services supplied or received by the Company at the Termination Date or for the purpose of soliciting investment in an entity other than the Company.

4.	Non-Solicitation

During the term of Executive’s service with the Company and for a period of twelve (12) months after termination of employment, for any reason, Executive will not, either directly or indirectly, including personally or in any business in which Executive is an employee, officer, director, shareholder, consultant or contractor, for any purpose or in any place, solicit or encourage or endeavor to solicit or encourage or cause others to solicit or encourage any employees of the Company or of the Company’s Affiliates to terminate their employment with the Company or with the Company’s Affiliates as applicable.

5.	Breach of Obligations

Executive is aware that a breach of his/her obligations as detailed above, or part of them, will cause the Company or the Company’s Affiliates serious and irreparable damage, and that no financial compensation can be an appropriate remedy to such damage. Therefore, in addition to the return of the Special Compensation pursuant to the terms of the Personal Employment Agreement to which this Agreement is attached, Executive agrees, that if such a breach occurs, the Company, any of the Company’s Affiliates or any of their designee(s) shall be entitled, without prejudice, to take all legal means necessary, and all and any injunctive relief as is necessary to restrain any continuing or further breach of this Agreement.

6.	Acknowledgements and Declarations

Executive hereby declares and acknowledges that:

6.1.      Executive’s confidentiality and non-competition obligations under this Agreement are fair, reasonable, and proportional, especially in light of the Special Compensation Executive receives under the employment agreement to which this Agreement is attached, and are designed to protect the Company’s and the Company Affiliates’ secrets and their confidential information, which constitute the essence of their protected business and commercial advantage in which significant capital investments were made.

6.2.      Any breach of Executive’s obligations under this Agreement shall contradict the nature of the special trust and loyalty between Executive and the Company, the fair and proper business practices and the duty of good faith and fairness between the parties. Any such breach shall harm the Company and/or the Company Affiliates and shall constitute a material breach of this Agreement and the employment agreement to which this Agreement is attached.

6.3.      Executive’s obligations under this Agreement and the restricted period of time and geographical area specified herein are reasonable and proportional, and do not prevent Executive from developing his/her general knowledge and professional expertise in the area of his/her business, without infringing on or breaching any of the Company’s rights.

7.	Miscellaneous

7.1.      Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by the laws of the State of Israel, without regard to the choice of law provisions thereof. Executive hereby expressly consents to the personal jurisdiction of the courts located in Tel-Aviv-Jaffa district, Israel, for any lawsuit arising from or relating to this Agreement.

7.2.      Assignment. The undertakings set forth herein may be assigned by the Company. Executive may not assign or delegate his/her duties under this Agreement without the Company’s prior written approval. This Agreement shall be binding upon Executive’s heirs, successors and permitted assignees.

7.3.      Counterparts. This Agreement may be signed in two counterparts, each of which shall be deemed an original and both of which shall together constitute one and the same instrument.

7.4.      Entire Agreement. This Agreement constitutes the full and complete agreement between the parties and supersedes any and all agreements or understandings, whether written or oral, concerning the subject matter of this Agreement, and may only be amended by a document signed by both parties.

7.5.      Severability. If any provision of this Agreement is found to be invalid or unenforceable by a court of competent jurisdiction, such provision shall be automatically adjusted to the minimum extent necessary for validity or enforceability. In any event, the remaining terms and provisions of this Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

Brain R&D Services, Ltd.	Executive

By: Christopher R. von Jako, PhD	Hadar Levy

EXHIBIT C

GENERAL APPROVAL REGARDING PAYMENTS BY EMPLOYERS TO A PENSION FUND AND INSURANCE FUND IN LIEU OF SEVERANCE PAY

(This is a non-formal English translation. Original Hebrew version is available at the HR department)

By virtue of my power under section 14 of the Severance Pay Law, 1963 (hereinafter: the “Law”), I certify that payments made by an employer commencing from the date of the publication of this approval publication for his employee to a comprehensive pension benefit fund that is not an insurance fund within the meaning thereof in the Income Tax (Rules for the Approval and Conduct of Benefit Funds) Regulations, 1964 (hereinafter: the “Pension Fund”) or to managers insurance including the possibility of an insurance pension fund or a combination of payments to an annuity fund and to a non-annuity fund (hereinafter: the “Insurance Fund), including payments made by him by a combination of payments to a Pension Fund and an Insurance Fund, whether or not the Insurance Fund has an annuity fund (hereinafter: the “Employer’s Payments), shall be made in lieu of the severance pay due to the said employee in respect of the salary from which the said payments were made and for the period they were paid (hereinafter: the “Exempt Salary”), provided that all the following conditions are fulfilled:

1.	The Employer’s Payments -

1.1.	To the Pension Fund are not less than 14 1/3% of the Exempt Salary or 12% of the Exempt Salary if the employer pays for his employee in addition thereto also payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 2 1/3% of the Exempt Salary. In the event the employer has not paid an addition to the said 12%, his payments shall be only in lieu of 72% of the employee’s severance pay;

1.2.	To the Insurance Fund are not less than one of the following:

(1)	13 1/3% of the Exempt Salary, if the employer pays for his employee in addition thereto also payments to secure monthly income in the event of disability, in a plan approved by the Commissioner of the Capital Market, Insurance and Savings Department of the Ministry of Finance, in an amount required to secure at least 75% of the Exempt Salary or in an amount of 2 1/2% of the Exempt Salary, the lower of the two (hereinafter: “Disability Insurance”);

(2)	11% of the Exempt Salary, if the employer paid, in addition, a payment to the Disability Insurance, and in such case the Employer’s Payments shall only replace 72% of the Employee’s severance pay; In the event the employer has paid in addition to the foregoing payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 2 1/3% of the Exempt Salary, the Employer’s Payments shall replace 100% of the employee’s severance pay.

2.	No later than three months from the commencement of the Employer’s Payments, a written agreement is executed between the employer and the employee in which:

2.1.	The employee has agreed to the arrangement pursuant to this approval in a text specifying the Employer’s Payments, the Pension Fund and Insurance Fund, as the case may be; the said agreement shall also include the text of this approval;

2.2.	The employer waives in advance any right, which it may have to a refund of monies from his payments, unless the employee’s right to severance pay has been revoked by a judgment by virtue of Section 16 and 17 of the Law, and to the extent so revoked and/or the employee has withdrawn monies from the Pension Fund or Insurance Fund other than by reason of an entitling event; in such regard “Entitling Event” means death, disability or retirement at after the age of 60.

3.	This approval is not such as to derogate from the employee’s right to severance pay pursuant to any law, collective agreement, extension order or employment agreement, in respect of salary over and above the Exempt Salary.

Approval

I, the undersigned, hereby acknowledge and approve that I have read all the above mentioned, received any and all clarifications which I required, and will act according to it.

Hadar Levy			April 13, 2022
Name	ID Number	Signature	Date

Exhibit D

Addendum to Employment Agreement

To:	BrainsWay USA, Inc.
Brain R&D Services, Ltd.
BrainsWay, Inc.
BrainsWay LTD

Re: Confirmation re Absence of Employer-Employee Relationship and Claims from Prior Employment

I, the undersigned, Hadar Levy, Israeli I.D. No. irrevocably warrant, declare, confirm, and undertake towards BrainsWay LTD., BrainsWay Inc., BrainsWay USA, Inc., Brain R&D Services, Ltd. and/or any of their affiliates as follows:

1.	On July 31, 2022 my employment with BrainsWay USA, Inc. (the: “BUSA”) was/will terminate(d) (the “Termination Date”).
2.
2.	On April [ 13th ] 2022 I signed an employment agreement (the: “Employment Agreement”) for my employment with Brain R&D Services, Ltd. (the: “Company”).

3.	I acknowledge that the Company is a separate legal entity from BUSA and there does not now exist, nor shall there exist during the course of the provision of my employment in the Company, an employer-employee relationship between myself and BUSA.

4.	I neither have, nor shall I have in the future, any claim and/or demand and/or contention against BUSA or any of its affiliates in connection with the existence of any employer-employee relationship and/or my entitlement to payment of any kind including but not limited to; salary, compensation, benefits, pension, social security, recreation pay, severance pay and so forth from BUSA for the period prior to or following the Termination Date. I further declare that I do not have any claims of any kind, including but not limited to those arising out of unpaid payments of any kind, resulting from my previous employment with any of the aforementioned entities, and that to the extent any such claims exist, I hereby waive any and all rights relating to same to the extent permitted by all applicable laws.

5.	I hereby specifically acknowledge that BUSA is not responsible for my employment in any way, and any services I may be required to provide BUSA as part of my employment in the Company, shall not constitute any form of contractual relationship between myself and BUSA.

6.	The provisions of this declaration shall survive termination or expiration of the Employment Agreement for any reason and shall remain in full force and effect at all times thereafter, and I acknowledge that the Company and BUSA rely on this declaration.

IN WITNESS WHEREOF the undersigned has affixed his signature hereto on the day and year first set forth above.

Signature

April 13, 2022
Date